K9 3/22

AB 3/21/06

SECUR 06004813 IISSION

RECEIVED MAR 0 1 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 213

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36382

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PHILLIPS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

385 HIGHLAND DRIVE
(No. and Street)

MOUNTVILLE (City) PA (State) 17554 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMORY E. PHILLIPS (717) 285-3232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIDDER, NORMA JEANNE
(Name – *if individual, state last, first, middle name*)

125 MAIN STREET (Address) LANDISVILLE (City) PA (State) 17538 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 2 6 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EMORY E. PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHILLIPS FINANCIAL SERVICES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

x Emory E. Phillips
Signature

PRESIDENT
Title

Carman A. Pontz
Notary Public

Notarial Seal
Carman A. Pontz, Notary Public
Manor Twp., Lancaster County
My Commission Expires Aug. 27, 2006
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

OF

PHILLIPS FINANCIAL SERVICES, INC.

DECEMBER 31, 2005

PHILLIPS FINANCIAL SERVICES, INC.

CONTENTS

Norma J. Ridder
Certified Public Accountant
125 Main Street
Landisville, PA 17538
Phone 717-898-7717 Fax 717-898-3164

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

I have audited the accompanying statement of financial condition of Phillips Financial Services, Inc. as of December 31, 2005 and the related statements of income, changes in stockholders'equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips Financial Services, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Norma J. Ridder

Norma J. Ridder, C.P.A.
February 9, 2006

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued and Withheld Payroll Taxes	$251
STOCKHOLDERS' EQUITY	
Common Stock, no par value; Authorized 10,000 shares; Issued 1,000 shares	12,025
Retained Earnings	344,048
Total Stockholders' Equity	356,073
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$356,324

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

REVENUE	
Commissions - Fixed Annuities	$46,581
Commissions - Variable Annuities and Life	114,274
Commissions - Mutual Funds	290,575
Total Revenue	451,430
OPERATING EXPENSES	
Advertising	874
Bank Service Charges	11
Computer Expenses	5,337
Contributions	850
Depreciation	8,271
Dues and Subscriptions	1,991
Fees	446
Insurance	12,071
Legal and Professional	930
Licenses and Permits	222
Office Supplies	3,290
Postage	804
Regulatory Commission Expense	1,836
Rent	24,000
Repairs and Maintenance	2,977
Retirement Benefit	10,107
Salaries	
Officers	214,404
Office	132,394
Taxes	28,184
Telephone	5,726
Utilities	3,091
Total Operating Expenses	457,816
Operating Income	(6,386)
OTHER INCOME	
Dividends and Interest	6,558
Gains from Investments - Unrealized	1,579
Total Other Income	8,137
NET INCOME	$1,751

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	RETAINED EARNINGS	TOTAL
Balance - January 1, 2005	$12,025	$342,297	$354,322
Net Income (Page 4)		1,751	1,751
Balance - December 31, 2005	$12,025	$344,048	$356,073

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Page 4)	$1,751
Adjustments to Derive Cash Effect	
Depreciation	8,271
Gains on Investments-Unrealized	(1,579)
Decrease in Receivables	2,161
Decrease in Prepaid Expenses	848
Increase in Accrued and Withheld Expenses	110
Net Cash Provided by Operating Activities	11,562
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Investments	20,000
Purchase of Investments	(24,862)
Purchase of Fixed Assets	(472)
Net Cash Used by Investing Activities	(5,334)
Increase in Cash	6,228
Cash at Beginning of Year	126,326
Cash at End of Year	$132,554

See accompanying notes and accountant's audit report.

NOTE 1 - ORGANIZATION AND OPERATIONS

Phillips Financial Services, Inc. is a Pennsylvania Corporation. The registration of the Company as a broker-dealer was approved by the Commonwealth of Pennsylvania on August 20, 1986 and by the National Association of Securities Dealers on October 1, 1986.

The Company is licensed to deal in the distribution of shares of registered open-end investment trusts, the sale of variable and fixed annuities, the sale of mutual funds, and the sale of insurance; accordingly, the entity qualifies for exclusion from the Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

Assets and liabilities, and revenues and expenditures, are recognized on the accrual basis of accounting. Specifically, income is recognized when earned, and expenses are recorded when incurred.

FIXED ASSETS AND DEPRECIATION

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the prescribed useful life.

INCOME TAXES

The Company has elected to be taxed as a Small Business Corporation. Profits, losses and certain tax credits are passed through to the stockholders; therefore, no provision has been made for corporate income taxes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $277,971 which was $252,971 in excess of its required net capital of $25,000. The Company's net capital ratio was .0009 to 1.

NOTE 4 - EXEMPTION FROM RULE 15c3-3

Phillips Financial Services, Inc. claims an exemption from Rule 15c3-3 by maintaining a "Special Account for Exclusive Benefit of Customers" according to Rule Section (K)(2)(i).

NOTE 5 - RENT

The Company pays rent to Emory E. Phillips, 100% shareholder of the Corporation. Rent for the year ended December 31, 2005 totaled $24,000.

NORMA J. RIDDER
CERTIFIED PUBLIC ACCOUNTANT
125 MAIN STREET
LANDISVILLE, PA 17538
(717)898-7717

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

My examination of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The supplementary information, contained on the following pages, is presented and prepared in accordance with the requirements of the Securities and Exchange Commission and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Norma J. Ridder

Norma J. Ridder, C.P.A.
February 9, 2006

PHILLIPS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2005

NET CAPITAL

Total Stockholders' Equity		$356,073
Deduct:	Non-Allowable Assets	68,376
	Haircuts - Other Investment Securities	9,726
	NET CAPITAL	$277,971

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2005

Net Capital	$277,971
Minimum Net Capital required	$16
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$25,000
Net Capital Requirement	$25,000
Excess Net Capital	$252,971
Excess Net Capital at 1000%	$277,945

COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2005

Total Liabilities	$251
Total Aggregate Indebtedness	$251
Percentage of Aggregate Indebtedness to to Net Capital	0.090%
Percentage of Debt to Debt-Equity Total	0.070%

See accompanying notes and accountant's audit report.

NORMA J. RIDDER
CERTIFIED PUBLIC ACCOUNTANT
125 MAIN STREET
LANDISVILLE, PA 17538
(717)898-7717

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

I have examined the financial statements of Phillips Financial Services, Inc. for the year ended December 31, 2005 and have issued my report thereon dated February 9, 2006. As part of my examination, I made certain inquiries, determined to be necessary under the existing circumstances, concerning the system of internal accounting control and the practices and procedures being used.

The type of operations and limited number of transactions processed by Phillips Financial Services, Inc. do not at this time require a formal system of internal accounting control, and I do not discern any material inadequacies.

Norma J. Ridder

Norma J. Ridder, C.P.A.
February 9, 2006

NORMA J. RIDDER
CERTIFIED PUBLIC ACCOUNTANT
125 MAIN STREET
LANDISVILLE, PA 17538
(717)898-7717

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

I have examined the financial statements of Phillips Financial Services, Inc. for the year ended December 31, 2005 and have issued my report thereon dated February 9, 2006. I have found that no material differences existed between the audited computation of net capital and computation of 15c3-3 reserve requirements and the broker/dealer's corresponding unaudited Part IIA.

Norma J. Ridder

Norma J. Ridder, C.P.A.
February 9, 2006